UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

GSI Group Inc.

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

36229U102

 (CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 23, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 2 of 7 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 9,138,523
(9) Sole dispositive power: 0
(10) Shared dispositive power: 9,138,523
(11) Aggregate amount beneficially owned by each reporting person: 9,138,523
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 9.14%
(14) Type of reporting person (see instructions): CO

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 3 of 7 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 9,138,523
(9) Sole dispositive power: 0
(10) Shared dispositive power: 9,138,523
(11) Aggregate amount beneficially owned by each reporting person: 9,138,523
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 9.14%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 4 of 7 Pages

(1) Names of reporting persons Heidi S. Shippell-Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 9,138,523
(9) Sole dispositive power: 0
(10) Shared dispositive power: 9,138,523
(11) Aggregate amount beneficially owned by each reporting person: 9,138,523
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 9.14%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Amendment No. 3 amends and supplements, as set forth below, the information contained in Items 1, 3, 4, 5 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009, as amended by Amendment No. 1, filed with the SEC on December 22, 2009, and further amended by Amendment No. 2, filed with the SEC on December 23, 2009 (the “Schedule 13D”) with respect to the common stock, no par value (the “Old Common Stock”) of GSI Group, Inc. (the “Company”). Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

On the Effective Date (as defined below), all outstanding shares of Old Common Stock were cancelled and an equivalent number of new shares of common stock, no par value (the “Common Stock”), were issued in lieu thereof.  This Amendment No. 3 relates to the Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby updated and supplemented as follows:

JEC funded its purchase of the Rights Offering Shares (as defined in Item 4) from the proceeds of a margin loan from Morgan Stanley Smith Barney (“MSSB”) obtained on customary terms and conditions (the “July Loan”). As of July 28, the outstanding principal balance of the July Loan was approximately $8,400,000.

As of June 30, 2010, the outstanding principal balance of the margin account loan from MSSB that was used to partially fund JEC’s acquisition of Old Common Stock on December 22, 2009 was approximately $184,000.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof in lieu of the last paragraph added thereto:

In connection with the bankruptcy of the Company, on November 20, 2009, the Company and two of its subsidiaries, GSI Group Corporation and MES International, Inc. (collectively, the “Company Parties”) filed a Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Final Fourth Modified Joint Chapter 11 Plan of Reorganization (the “Plan”) was confirmed and approved by the Bankruptcy Court on May 27, 2010. The Plan was supported by the Official Committee of Equity Holders in the Company Parties’ Chapter 11 cases (the “Equity Committee”), the individual members of the Equity Committee, and certain of the holders of the 11% Senior Notes issued by certain of the Company Parties (the “Noteholders”) pursuant to a Restructuring Plan Support Agreement dated as of May 14, 2010 (the “Support Agreement”). JEC was a party to the Support Agreement in its capacity as a member of the Equity Committee.

On July 23, 2007 (the “Effective Date”), the Company Parties consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms. Pursuant to the Plan, all outstanding shares of Old Common Stock were cancelled and an equivalent number of shares of Common Stock were issued to the holders thereof on a one-for-one basis, subject to 6.165% of the shares of Common Stock being held in escrow pending the resolution of certain pending litigation against the Company unrelated to the Chapter 11 cases of the Company Parties, as contemplated in the Plan. Consequently, JEC received 4,473,088 shares of Common Stock in exchange for 4,766,972 shares of Old Common Stock. Additionally, all of the holders of Old Common Stock were entitled to participate in a rights offering contemplated by the Plan (the “Rights Offering”). JEC fully participated in the Rights Offering, thereby acquiring 4,665,435 shares of Common Stock at a purchase price of $1.80 per share (the “Rights Offering Shares”).

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 6 of 7 Pages

On the Effective Date, pursuant to the Plan, a new seven person board of directors of the Company was constituted, composed of the following: the Principal Executive Officer of the Company post-reorganization, two members selected by certain required Noteholders (the “Required Noteholders”), two members with industry expertise selected by the Equity Committee, one member selected by mutual agreement between the Required Noteholders and the Equity Committee, and one member selected by the board of directors of the Company prior to the Effective Date. On the Effective Date, Mr. Heiland became a director of the Company by virtue of having been selected to serve on the board of directors as a person with industry expertise selected by the Equity Committee.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), (b), and (c) of the Schedule 13D are hereby updated and supplemented as follows:

(a)-(b)  As of the date hereof, the Reporting Persons may be deemed to beneficially own 9,138,523 shares of Common Stock, which represents approximately 9.14% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons will have the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of these shares of Common Stock.

(c)  Other than as set forth in Items 3 and 4 above, the Reporting Persons have not purchased shares of Common stock in the last sixty days.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1. Restructuring Plan Support Agreement of GSI Group, Inc. et al, dated as of May 14, 2010 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on May 18, 2010).

CUSIP No. 36229U102	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  July 29, 2010

JEC II Associates, LLC

By:	/s/ K. Peter Heiland*
Name:	K. Peter Heiland*
Title:	Manager

/s/ K. Peter Heiland*
K. Peter Heiland

/s/ Heidi S. Shippell-Heiland*
Heidi S. Shippell-Heiland

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact